                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                        ADVANCED TISSUE SCIENCES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Shares, $.01 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   00755F 10
        _______________________________________________________________
                                (CUSIP Number)

                               James A. Ralston
                          Smith & Nephew SNATS, Inc.
                               1450 Brooks Road
                               Memphis, TN 38116
                                 (901)396-2121
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 29, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

                             (Page 1 of 18 Pages)

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      CUSIP No. 00755F 10                                Page 2 of 18 Pages

------------------------------------------------------------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Smith & Nephew SNATS, Inc. 62159 8647
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,104,163
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,104,163
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,104,163
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      CUSIP No. 00755F 10                                Page 3 of 18 Pages

------------------------------------------------------------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Smith & Nephew Holdings, Inc. 51-0377156
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,104,163
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,104,163
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,104,163
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      CUSIP No. 00755F 10                                Page 4 of 18 Pages

------------------------------------------------------------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Smith & Nephew plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,104,163
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,104,163
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,104,163
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

              Introduction
              ------------

This Amendment to Schedule 13D, filed jointly by Smith & Nephew plc ("Parent"), Smith & Nephew Holdings, Inc. ("Holdings") and Smith & Nephew SNATS, Inc. ("S&N"), relates to the common stock, par value $.01 per share ("ATS Common Stock") of Advanced Tissue Sciences, Inc., a Delaware corporation ("ATS"), and, amends the Schedule 13D filed by Parent, Holdings and S&N with the Securities and Exchange Commission on July 9, 1999.

              Item 1.  Security and Issuer.
                       --------------------


This statement relates to the ATS Common Stock. ATS is a Delaware corporation, the principal executive offices of which are located at 10933 North Torrey Pines Road, La Jolla, California, 92037.

              Item 2.  Identity and Background.
                       ------------------------


This statement is being filed by the Parent, Holdings and S&N. The Parent is a corporation incorporated under the laws of England and Wales. Its principal executive offices are located at Heron House, 15 Adam Street, London, England WG2N 6LA. It is engaged in the medical and healthcare business.

Holdings, an indirect, wholly-owned subsidiary of Parent, is a corporation incorporated under the laws of Delaware. Its principal executive offices are located at 1201 N. Orange Street, Suite 788, Wilmington, Delaware 19801-1119. It is a holding company.

S&N, an indirect, wholly owned subsidiary of Parent, and a direct, wholly owned subsidiary of Holdings, is a corporation incorporated under the laws of Delaware. Its principal executive offices are located at 1201 N. Orange Street, Suite 788, Wilmington, Delaware 19801-1119. It is a holding company.

Annex A, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Parent.

Neither Parent nor any of the persons listed in Annex A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Parent nor any of the persons listed on Annex A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Annex B attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Holdings.

Neither Holdings nor any of the persons listed in Annex B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Holdings nor any of the persons listed on Annex B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Annex C, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of S&N.

Neither S&N nor any of the persons listed in Annex C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither S&N nor any of the persons listed on Annex C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

            Item 3.   Source and Amount of Funds or Other Consideration.
                      -------------------------------------------------


Pursuant to a Stock Purchase Agreement dated January 14, 1998, (the "Purchase Agreement") between S&N and ATS, S&N acquired 1,533,115 shares of the ATS Common Stock for $13.0453333333 per share or a total of $19,999,996.21. The funds for such acquisition were obtained from working capital.

Pursuant to a Promissory Note dated March 31, 1997 as amended June 18, 1999 (the "Note"), S&N loaned ATS $10,000,000. This loan was repayable by ATS in either cash or, under certain circumstances, ATS Common Stock. The funds for such loan were obtained from working capital. On June 18, 1999 ATS notified S&N of its election, pursuant to Section 2.3 of the Note, to repay the outstanding amounts under the Note in shares of ATS Common Stock. On June 30, 1999 ATS issued S&N 2,800,595 additional shares of ATS Common Stock.

Pursuant to an Agreement, dated May 6, 1994, between S&N and ATS, S&N loaned ATS $10,000,000. The funds for such loan were obtained from working capital. On September 29, 2000, ATS paid S&N $4,300,000 in cash on the loan, with the remaining balance of $5,700,000 being paid to S&N by the issuance of 770,453 shares of ATS Common Stock.

              Item 4. Purpose of Transaction.
                      ----------------------


The purpose of acquiring the shares is for investment. Depending upon its evaluation of ATS' business prospects and financial condition, the market for ATS Common Stock and other factors that it may deem material to its investment decision, S&N may acquire additional shares of ATS Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the shares of ATS Common Stock which are currently owned or which are hereafter acquired.

              Item 5. Interest in Securities of the Issuer.
                      ------------------------------------


S&N holds 5,104,163 shares of ATS Common Stock representing approximately 7.95% of the 64,156,341 issued and outstanding shares as of November 6, 2000.

The number of shares of ATS Common Stock as to which S&N has:

       (i)   sole power to vote or direct the vote is 5,104,163 shares;
       (ii)  shared power to vote or to direct the vote is 0 shares;
       (iii) sole power to dispose or to direct the disposition is 5,104,163;
             and
       (iv)  shared power to dispose or direct the disposition is 0.

No other transactions in ATS Common Stock were effected by Parent, Holdings or S&N within the past sixty days.

     Item 6.   Contracts, Arrangements,  Understandings or Relationships with
               --------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------


S&N and ATS are involved in a variety of ongoing arrangements and understandings. In April 1996, S&N and ATS entered into an agreement to form a fifty-fifty joint venture for the worldwide commercialization of Dermagraft, ATS' tissue-engineered replacement for the treatment of diabetic foot ulcers (the "Dermagraft Joint Venture"). In January 1998, S&N and ATS expanded the Dermagraft Joint Venture to include, with certain exceptions, any products using ATS' technology for medical care and treatment of skin tissue wounds, such as pressure and venous ulcers, burns and skin tissue defects. The Dermagraft Joint Venture was further expanded in August, 1998 by giving S&N the exclusive right to market TransCyte as a temporary covering for full and partial thickness burns in the United States, beginning in October 1998. Under the terms of the Dermagraft Joint Venture agreements, ATS is responsible for supervising the manufacturing of Dermagraft and TransCyte. S&N's existing wound care sales force and distribution network is used to market the products.

As consideration for entering into the Dermagraft Joint Venture, S&N paid ATS $10 million in 1996. In connection with the 1998 expansion of the joint venture, S&N and ATS entered into the Purchase Agreement pursuant to which S&N purchased 1,533,115 shares of ATS Common Stock. The Dermagraft Joint Venture agreements also provide for certain payments by S&N to ATS upon the achievement of certain milestones. The first of these payments, $15 million, was made in January, 1999 and up to an additional $136 million may be payable in the future. Except for $10 million in regulatory approval and reimbursement milestones related to Dermagraft in the treatment of diabetic foot ulcers, all other approval, reimbursement and sales milestones are subject to, and payable from, joint venture earnings exceeding certain minimum levels. ATS and S&N will share equally in the expenses and revenues of the Dermagraft Joint venture except, as provided in the expansion agreements, ATS will fund the first $6 million of expenses for conducting clinical trials and for regulatory support of Dermagraft and TransCyte in the treatment of venous and pressure ulcers as well as certain manufacturing and distribution costs and certain costs related to post-market studies of TransCyte through December 1999. Pursuant to the Dermagraft Joint Venture agreements, each of S&N and ATS has certain rights or obligations to purchase the other's interest under certain circumstances.

In connection with the Dermagraft Joint Venture, Parent and ATS each own 50% of DermEquip, L.L.C. ("DermEquip"). In August 1997, DermEquip entered into a term loan agreement with The Chase Manhattan Bank to borrow up to $16 million (the "Chase Loan") through June 1998. During the first half of 1998, DermEquip completed drawdowns under the loan agreement to a total of $16 million. Principal is payable in equal quarterly installments from June 1998 through June 2004. The Chase Loan bears interest payable quarterly at the 90-day London Interbank Offered Rate ("LIBOR") plus 1/4 percent (5.56% at December 31, 998). DermEquip's obligations with respect to the Chase Loan are jointly and severally guaranteed by Parent and ATS. The guarantees are secured by DermEquip's assets, having a carrying value of $14,485,000 as of December 31, 1998, and by each of Parent's and ATS' interest in DermEquip.

In 1994, S&N and ATS entered into a separate fifty-fifty joint venture for the worldwide development, manufacture and marketing of human-based, tissue-engineered cartilage for orthopedic applications (the "NeoCyte Joint Venture"). Under the agreement, S&N contributed the first $10 million in the NeoCyte Joint Venture funding and ATS contributed certain technology licenses. Revenues and expenditures of the NeoCyte Joint Venture after the first $10 million are being shared equally by the partners. In addition, S&N provided ATS with a $10 million loan commitment to fund ATS' share of the expenditures of the NeoCyte Joint Venture. This loan has been paid off, as provided in Item 3 above. The NeoCyte Joint Venture also has the right of first negotiation to develop tissue-engineered bone, tendon and ligament for orthopedic applications.

              Item 7.     Material to be Filed as Exhibits.
                          --------------------------------


Exhibit I      Agreement of Joint Filing, dated December 15, 2000.

Exhibit II Common Stock Purchase Agreement, dated January 14, 1998 between Advanced Tissue Sciences, Inc. and Smith and Nephew SNATS, Inc., incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1998 by Advanced Tissue Sciences, Inc.

Exhibit III Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated March 31, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit IV Amendment to the Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated June 18, 1999, previously filed as Exhibit IV to the Schedule 13D dated July 9, 1999, filed with the Securities and Exchange Commission by Smith & Nephew Holdings, Inc., Smith & Nephew SNATS, Inc. and Smith & Nephew plc.

Exhibit V Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated May 6, 1994, incorporated by reference to
               Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1994 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VI Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated April 29, 1996, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1996 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VII Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc. dated June 11, 1997, incorporated by reference to Exhibit 10.2 to the Form 10-Q for the Quarter Ended June 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit VIII Heads of Agreement dated January 14, 1998 between Advanced Tissue Sciences Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 14, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit IX Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated August 6, 1998, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended June 30, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit X            U.S. $16,000,000 Loan Facility to DermEquip, L.L.C.
                          provided by the Chase Manhattan Bank dated August 12, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended September 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit XI Term Sheet restructuring certain terms of the Dermagraft Joint Venture, as amended and effective as of September 2000 between Advanced Tissue Sciences, Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.3 to the Form 10-Q for the Quarter Ended September 30, 2000 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                 /s/ James A. Ralston
                                 ----------------------------------------
                                 Title:  Vice President and Treasurer
                                         ----------------------------------
                                 Dated:  December 15, 2000
                                         ----------------------------------

                                    ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS

                                      OF

                              SMITH & NEPHEW PLC

-------------------------------------------------------------------------------------------------------------
Name                           Position                    Address                           Citizenship
-------------------------------------------------------------------------------------------------------------
Dudley Eustace                 Chairman                    Smith & Nephew plc                British
                                                           Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------
Christopher J. O'Donnell       Chief Executive             Smith & Nephew plc                British
                                                           Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------
Peter Hooley                   Finance Director            Smith & Nephew plc                British
                                                           Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------
Sir Anthony Cleaver            Non-Executive Director      AEA Technology plc                British
                                                           15 Lower Regent Street
                                                           London
                                                           SW2Y 4LR
-------------------------------------------------------------------------------------------------------------
Sir Timothy Lankester          Non-Executive Director      School of Oriental and African    British
                                                           Studies
                                                           Thornbough Street
                                                           Russell Square
                                                           London
                                                           WC1H 0XG
-------------------------------------------------------------------------------------------------------------
Warren Knowlton                Non-Executive Director      Pilkington North America, Inc.    U.S.A
                                                           811 Madison Avenue
                                                           P.O. Box 799
                                                           Toledo, Ohio
                                                           43697 0799
-------------------------------------------------------------------------------------------------------------
Sir Brian Pearse               Non-Executive Director      Smith & Nephew plc                British
                                                           Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------
Dr. Rolf Stomberg              Non-Executive Director      22 Hill Street                    German
                                                           Mayfair
                                                           London
-------------------------------------------------------------------------------------------------------------
Michael G. Parson              Company Secretary           Smith & Nephew plc                British
                                                           Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Larry W. Papasan               (responsible for            Smith & Nephew Orthopaedics       U.S.A.
                               Orthopaedics                1450 Brooks Road
                                                           Memphis, TN  38116
-------------------------------------------------------------------------------------------------------------
Alan Suggett                   (responsible for Group      Smith & Nephew                    British
                               Research & Development)     Group Research Centre
                                                           York Science Park
                                                           Heslington
                                                           York
                                                           YO1 5DF
-------------------------------------------------------------------------------------------------------------
Ronald M. Sparks               (responsible for            Smith & Nephew Endoscopy          U.S.A.
                               Endoscopy)                  160 Danscomb Road
                                                           Andover, MA  01810
-------------------------------------------------------------------------------------------------------------
Paul M. Williams               (responsible for Human      Smith & Nephew plc                British
                               Resources)                  Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------
Peter W. Huntley               (responsible for Business   Smith & Nephew plc                Australian
                               Development)                Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------
James L. Dick                  (responsible for Wound      Smith & Nephew Wound              British
                               Management)                 Management
                                                           P.O. Box 81
                                                           Hessle Road
                                                           Hull
                                                           HU3 2BN
-------------------------------------------------------------------------------------------------------------
James M. Taylor                (responsible for Indirect   Smith & Nephew plc                British
                               Markets)                    Heron House
                                                           15 Adam Street
                                                           London
                                                           WC2N 6LA
-------------------------------------------------------------------------------------------------------------

                                    ANNEX B

                       EXECUTIVE OFFICERS AND DIRECTORS

                                      OF

                         SMITH & NEPHEW HOLDINGS, INC.

NAME                  POSITION                   ADDRESS                         CITIZENSHIP
----                  --------                   -------                         -----------
James A. Ralston      Chairman of the Board,     Smith & Nephew, Inc.            U.S.A
                      President.                 1450 Brooks Road
                                                 Memphis, TN 38116

Ron Sparks            Director                   Smith & Nephew Endoscopy        U.S.A
                                                 160 Danscomb Road
                                                 Andover, MA 01810

Tony Parish           Assistant Secretary        Smith & Nephew, Inc.            U.S.A
                                                 1450 Brooks Road
                                                 Memphis, TN 38116

Larry Papasan         Director                   Smith & Nephew Orthopaedics     U.S.A
                                                 1450 Brooks Road
                                                 Memphis, TN 38116

                                    ANNEX C

                       EXECUTIVE OFFICERS AND DIRECTORS

                                      OF

                          SMITH & NEPHEW SNATS, INC.

NAME                   POSITION                             ADDRESS                        CITIZENSHIP
----                   --------                             -------                        -----------
Lucy Fuller            Director                             Smith & Nephew plc             British
                                                            Heron House
                                                            15 Adam Street
                                                            London
                                                            WC2N 6LA
                                                            England

James A. Ralston       Director, Vice President &           Smith & Nephew, Inc.           U.S.A
                       Treasurer                            1450 Brooks Road
                                                            Memphis, TN 38116

Alan Suggett           Chairman of the Board, President     Smith & Nephew                 British
                                                            Group Research Centre
                                                            York Science Park
                                                            Heslington
                                                            York, YO1 5DF
                                                            England

Robert Lucas           Secretary                            Smith & Nephew, Inc.           U.S.A
                                                            1450 Brooks Road
                                                            Memphis, TN 38116

Tony Parish            Assistant Secretary                  Smith & Nephew, Inc.           U.S.A
                                                            1450 Brooks Road
                                                            Memphis, TN 38116

                                 EXHIBIT INDEX


Exhibit I           Agreement of Joint Filing, dated December 15, 2000.

Exhibit II Common Stock Purchase Agreement, dated January 14, 1998 between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1998 by Advanced Tissue Sciences, Inc.

Exhibit III Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated March 31, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit IV Amendment to the Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated June 18, 1999, previously filed as Exhibit IV to the Schedule 13D dated July 9, 1999, filed with the Securities and Exchange Commission by Smith & Nephew Holdings, Inc., Smith & Nephew SNATS, Inc., and Smith & Nephew plc.

Exhibit V Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated May 6, 1994, incorporated by reference to
                    Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1994 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VI          Heads of Agreement between Advanced Tissue Sciences, Inc.
                    and Smith & Nephew plc dated April 29, 1996, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1996 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VII Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc. dated June 11, 1997, incorporated by reference to Exhibit 10.2 to the Form 10-Q for the Quarter Ended June 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit VIII Heads of Agreement dated January 14, 1998 between Advanced Tissue Sciences Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 14, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit IX          Heads of Agreement between Advanced Tissue Sciences, Inc.
                    and Smith & Nephew plc dated August 6, 1998, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended June 30, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit X U.S. $16,000,000 Loan Facility to DermEquip, L.L.C. provided by the Chase Manhattan Bank dated August 12, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended September 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

Exhibit XI Term Sheet restructuring certain terms of the Dermagraft Joint Venture, as amended and effective as of September 2000 between Advanced Tissue Sciences, Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.3 to the Form 10-Q for the Quarter Ended September 30, 2000 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

EXHIBIT I
---------

Agreement of Joint Filing

          Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: December 15, 2000
                                       SMITH & NEPHEW PLC


                                       By: /s/ Michael Parson
                                           -----------------------------------
                                          Name:  Michael Parson
                                                 -----------------------------
                                          Title: Company Secretary
                                                 -----------------------------


                                       SMITH & NEPHEW HOLDINGS, INC.


                                       By: /s/ James A. Ralston
                                           -----------------------------------
                                          Name:  James A. Ralson
                                                 -----------------------------
                                          Title: President
                                                 -----------------------------


                                       SMITH & NEPHEW SNATS, INC.


                                       By: /s/ James A. Ralston
                                           -----------------------------------
                                          Name:  James A. Ralson
                                                 -----------------------------
                                          Title: Vice President & Treasurer
                                                 -----------------------------